SMIC Achieves Breakthrough in Backside-Illuminated Image Sensors

SHANGHAI, Dec. 20, 2012 /PRNewswire/ — Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981), China’s largest and most advanced semiconductor foundry, today announced a breakthrough in its development of backside-illuminated (BSI) CMOS image sensor (CIS) technology, with the first test chip demonstrating good image quality even in low-light conditions. The complete BSI process technology, which has been independently developed by SMIC, will serve the market for high-end mobile phone cameras, and is targeted to enter risk production with partnering customers in 2013.

SMIC’s success in BSI process development will broaden its CIS foundry service offerings to customers with five-megapixel and higher resolution phone cameras and high-performance video camera products. BSI sensors are more light-sensitive than frontside-illuminated CMOS sensors, allowing today’s top smartphones to take brighter, clearer pictures at night or indoors. While driving its BSI technology toward commercial production, the company is soon to begin early development of next-generation CIS technology based on 3D integrated circuits.

“We are proud to be the first Chinese foundry to successfully develop BSI CMOS image sensors,” said SMIC CEO Dr. TY Chiu. “CMOS image sensors are among the key value-added technologies that SMIC offers for customers in the mobile device and imaging markets.”

“With this achievement as a stepping stone, our development team will drive the BSI sensor technology to timely commercialization,” added Dr. Shiuh-Wuu Lee, SMIC’s Senior Vice President of Technology Development. “This breakthrough further solidifies SMIC’s position as the advanced technology leader in China.”

Since the introduction of its frontside-illuminated CIS process in 2005, SMIC has become a major foundry for CIS wafers, primarily for mobile phone and consumer electronics applications. In order to provide turnkey CIS fabrication service, SMIC and Toppan Printing of Japan operate a joint venture, Toppan SMIC Electronics (Shanghai) Co., Ltd., (TSES), which fabricates on-chip color filters and micro lenses at SMIC’s Shanghai site.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.
For more information, please visit www.smics.com.

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events.  SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words.  These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the current global economic slowdown, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on April 27, 2012, especially in the “Risk Factors Related to Our Financial Condition and Business” and “Operating and Financial Review and Prospects” sections, and such other documents that SMIC may file with the SEC or the Hong Kong Stock Exchange from time to time, including current reports on Form 6-K.  Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements.  In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release.  Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

SMIC Contact Information:

English Media
William Barratt
Tel: +86-21-3861-0000 x16812
Email: William—Barratt@smics.com

Chinese Media
Angela Miao
Tel: +86-21-3861-0000 x10088
Email: Angela—Miao@smics.com